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EXHIBIT 11 - COMPUTATION OF PER SHARE EARNINGS

EDISON BROTHERS STORES, INC.
  AND SUBSIDIARIES
                                         13 Weeks Ended       26 Weeks Ended
                                       July 30,  July 31,  July 30,   July 31,
                                         1994      1993      1994       1993
                                        (In thousands, except per share data)
Income from continuing operations       $  999   $ 3,270    $ 3,204   $10,129
Preferred stock dividends                   (1)       (7)        (8)      (13)

Net Income applicable to common stock   $  998   $ 3,263    $ 3,196   $10,116


SIMPLE AND PRIMARY
  Weighted average shares outstanding 21,998 22,060 21,993 22,038 Net effect of dilutive stock options - based on the treasury
    method                                  33       222         81       250
     TOTAL                              22,031    22,282     22,074    22,288

  Per common share amounts: Simple
  Net Income applicable to common
    stock                               $  .05   $   .15    $   .15   $   .46

  Per common share amounts: Primary
  Net income applicable to common
    stock                               $  .05   $   .15    $   .14   $   .45

FULLY DILUTED
  Weighted average shares outstanding 21,998 22,060 21,993 22,038 Net effect of dilutive stock options - based on the treasury
    method                                  45       243         91       272
    TOTAL                               22,043    22,303     22,084    22,310

  Per common share amounts: Fully
    diluted
  Net Income applicable to common
    stock                               $  .05   $   .15    $   .14   $   .45
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